SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 10 May 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

10 May 2013

BT GROUP PLC

RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2013

BT Group plc (BT.L) today announced its results for the fourth quarter and year to 31 March 2013.

Fourth quarter and full year results:

		Fourth quarter to 31 March 2013		Year to 31 March 2013
		£m	Change	£m	Change
Revenue1		4,785	(2)%	18,253	(5)%
Underlying revenue excluding transit			0%		(3)%
EBITDA1		1,673	4%	6,181	2%
Profit before tax	- adjusted1	833	21%	2,694	11%
	- reported	687	(5)%	2,501	2%
Earnings per share	- adjusted1	8.3p	22%	26.6p	12%
	- reported	7.5p	(7)%	26.7p	3%
Normalised free cash flow2		1,301	£392m	2,300	£(7)m
Net debt				7,797	£(1,285)m
Full year proposed dividend				9.5p	14%

Ian Livingston, Chief Executive, commenting on the results, said:

"We are doing what we said we would do. In an environment where it is easier to focus only on the short-term, we are investing in our future and delivering growth in profits and dividends. We are driving fibre across the UK, launching high quality sports channels, investing in the high-growth regions of the world and will use our wi-fi capabilities and 4G spectrum to make sure our customers will be the best connected. We have created around 3,000 new jobs in the UK over the last year to support these investments.

"Our focus on improving efficiency across the business will allow us to continue to deliver strong financial results whilst making these investments. Our good performance this year is reflected in our dividend which is up 14% for the year.

"We have a lot more to do but we are now a lot better positioned to do it."

Key points for the fourth quarter:
• Our key revenue measure3 was flat - a significantly improved performance
• Underlying operating costs4 excluding transit down 2%, despite our investments
• EBITDA1 up 4% and earnings per share1 up 22%
• Fibre available to more than half of UK homes and businesses and roll out accelerating in rural areas
• Fibre customer base more than doubled, now at more than 1.5m
• BT Global Services order intake of £2.0bn

1 Before specific items
2 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
3 Underlying revenue excluding transit
4 Before specific items, depreciation and amortisation

Key points for the year:
• Results in line with or better than expectations
• Underlying operating costs1 excluding transit down 6%
• EBITDA2 up 2%
• Normalised free cash flow3 of £2.3bn
• Net debt reduced by £1,285m
• Proposed final dividend of 6.5p, up 14%, giving a full year dividend of 9.5p, also up 14%

Outlook:

	2013/14	2014/15	2015/16

Underlying revenue excluding transit	Improved trend
EBITDA2	£6.0−£6.1bn	£6.2−£6.3bn	Growth
Capital expenditure4	Broadly level	Broadly level
Normalised free cash flow3	c.£2.3bn	c.£2.6bn	Growth
Dividend per share	Up 10%−15%	Up 10%−15%
Share buyback programme	c.£300m	c.£300m

• Strong financial outlook despite significant strategic investments, particularly in BT Sport
• Our EBITDA2 outlook compares with c.£6,140m in 2012/13 when restated for the adoption of IAS 19 Revised
• Normalised free cash flow3 is above our previous expectations reflecting the benefits of our restructuring programme and capital expenditure efficiencies
• Further specific restructuring charges of around £400m, most of which will be in 2013/14, to further improve operational efficiency

1 Before specific items, depreciation and amortisation
2 Before specific items
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
4 Before purchases of telecommunications licences

RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2013

Group results

	Fourth quarter to 31 March			Year to 31 March
	2013	2012	Change	2013	2012	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,785	4,875	(2)	18,253	19,307	(5)
- reported	4,785	4,875	(2)	18,017	18,897	(5)
- underlying revenue excluding transit			0			(3)
EBITDA
- adjusted1	1,673	1,609	4	6,181	6,064	2
- reported	1,522	1,595	(5)	5,829	5,891	(1)
Operating profit
- adjusted1	981	863	14	3,338	3,092	8
- reported	830	849	(2)	2,986	2,919	2
Profit before tax
- adjusted1	833	690	21	2,694	2,421	11
- reported	687	724	(5)	2,501	2,445	2
Earnings per share
- adjusted1	8.3p	6.8p	22	26.6p	23.7p	12
- reported	7.5p	8.1p	(7)	26.7p	25.8p	3
Full year proposed dividend				9.5p	8.3p	14
Capital expenditure2	648	695	(7)	2,438	2,594	(6)
Normalised free cash flow3	1,301	909	43	2,300	2,307	0
Net debt				7,797	9,082	(14)

Line of  business results1

	Revenue			EBITDA			Free cash flow3
Fourth quarter to 31 March	2013	2012	Change	2013	2012	Change	2013	2012	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,933	1,996	(3)	214	186	15	404	164	n/m
BT Retail	1,868	1,861	0	511	486	5	494	440	12
BT Wholesale	914	958	(5)	299	293	2	316	314	1
Openreach	1,267	1,301	(3)	600	603	0	327	364	(10)
Other and intra-group items	(1,197)	(1,241)	4	49	41	20	(240)	(373)	36
Total	4,785	4,875	(2)	1,673	1,609	4	1,301	909	43
Year to 31 March
BT Global Services	7,166	7,809	(8)	626	627	0	6	183	n/m
BT Retail	7,228	7,393	(2)	1,935	1,830	6	1,508	1,362	11
BT Wholesale	3,588	3,923	(9)	1,168	1,208	(3)	896	800	12
Openreach	5,067	5,136	(1)	2,314	2,299	1	1,147	1,195	(4)
Other and intra-group items	(4,796)	(4,954)	3	138	100	38	(1,257)	(1,233)	(2)
Total	18,253	19,307	(5)	6,181	6,064	2	2,300	2,307	0

1 Before specific items. Specific items are defined below and analysed in Note 4 to the condensed consolidated financial statements
2 Before purchases of telecommunications licences
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
n/m = not meaningful

Notes:

1)
Unless otherwise stated, any reference to revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, earnings per share (EPS) and free cash flow are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2)
Underlying revenue, underlying costs and underlying EBITDA are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                       Tel: 020 7356 4909

The fourth quarter and full year 2012/13 results presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The BT Group plc Annual Report & Form 20-F 2013 is expected to be published on 23 May 2013. The Annual General Meeting of BT Group plc will be held at Edinburgh International Conference Centre, The Exchange, 150 Morrison St, Edinburgh, EH3 8EE on Wednesday 17 July 2013 at 11.00am.

Results for the first quarter to 30 June 2013 are expected to be announced on Thursday 25 July 2013.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/3981E_-2013-5-9.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 10 May 2013